Citigroup Global Markets Holdings Inc.	September 14, 2021 Medium-Term Senior Notes, Series N Pricing Supplement No. 2021-USNCH8897 Filed Pursuant to Rule 424(b)(2) Registration Statement Nos. 333-255302 and 333-255302-03

Fixed to Floating Rate Notes Linked to the 5-Year Constant Maturity Swap Rate Due September 16, 2031

The notes will bear interest during each quarterly interest period (i) during the first year: at a fixed rate of 3.00% per annum and (ii) after the first year until maturity: at a floating rate based on the 5-Year Constant Maturity Swap Rate (“CMS5”) plus 0.15% on the interest determination date for that interest period, as described below, subject to a minimum interest rate of 0% per annum and a maximum interest rate of 4.00% per annum. CMS5 is one market-accepted indicator of shorter-to-medium term interest rates. The notes are designed for investors who seek fixed interest payments for the first year of the term of the notes and floating interest payments linked to CMS5 thereafter. The notes are senior unsecured debt obligations of Citigroup Global Markets Holdings Inc. and are guaranteed by Citigroup Inc. All payments due on the notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

KEY TERMS
Issuer:	Citigroup Global Markets Holdings Inc., a wholly owned subsidiary of Citigroup Inc.
Guarantee:	All payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc.
Aggregate stated principal amount:	$3,500,000
Stated principal amount:	$1,000 per note
Pricing date:	September 14, 2021
Issue date:	September 16, 2021
Maturity date:	September 16, 2031. If the maturity date is not a business day, then the payment required to be made on the maturity date will be made on the next succeeding business day with the same force and effect as if it had been made on the maturity date. No additional interest will accrue as a result of delayed payment.
Payment at maturity:	$1,000 per note plus accrued and unpaid interest
Interest:

•  During each interest period from and including the issue date to but excluding September 16, 2022, the notes will bear interest at a fixed rate of 3.00% per annum.

•  During each interest period commencing on or after September 16, 2022, the notes will bear interest at a floating rate equal to CMS5 plus 0.15%, as determined on the interest determination date for that interest period, subject to a minimum interest rate of 0% per annum and a maximum interest rate of 4.00% per annum.

The amount of interest you receive on each interest payment date for each note you hold will be equal to (i) $1,000 times the applicable interest rate per annum divided by (ii) 4.

After the first year of the term of the notes, interest payments will vary based on fluctuations in the CMS5, subject to the minimum and maximum interest rates specified above. After the first year, the notes may pay a below-market rate or no interest at all for an extended period of time, or even throughout the entire remaining term.

CMS5:	On any interest determination date, the 5-Year Constant Maturity Swap Rate, as published on Reuters page “ICESWAP1” at 11:00 a.m. (New York City time) on that date of determination. See “General Information—Determination of CMS5” and “—Discontinuance of CMS5” below for further information.
Interest determination date:	For any interest period commencing on or after September 16, 2022, the second U.S. government securities business day prior to the first day of that interest period.
U.S. government securities business day:	Any day that is not a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association’s U.S. holiday schedule recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.
Interest period:	Each three-month period from and including an interest payment date (or the issue date, in the case of the first interest period) to but excluding the next interest payment date
Interest payment dates:	Interest on the notes is payable quarterly on the 16th day of each March, June, September and December, commencing on December 16, 2021 and ending on the maturity date. If any interest payment date is not a business day, then the payment required to be made on that interest payment date will be made on the next succeeding business day with the same force and effect as if it had been made on that interest payment date. No additional interest will accrue as a result of delayed payment.
Day count convention:	30/360 Unadjusted
CUSIP / ISIN:	17329QW71 / US17329QW715
Listing:	The notes will not be listed on any securities exchange and accordingly, may have limited or no liquidity. You should not invest in the notes unless you are willing to hold them to maturity.
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal. See “General Information—Supplemental information regarding plan of distribution; conflicts of interest” in this pricing supplement.
Underwriting fee and issue price:	Issue price(1)	Underwriting fee(2)	Proceeds to issuer(3)
Per note:	$1,000	$10	$990
Total:	$3,500,000	$35,000	$3,465,000

(1) On the date of this pricing supplement, the estimated value of the notes is $978.30 per note, which is less than the issue price. The estimated value of the notes is based on CGMI’s proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you at any time after issuance. See “Valuation of the Notes” in this pricing supplement.

(2) CGMI will receive an underwriting fee of up to $10 for each note sold in this offering. For more information on the distribution of the notes, see “Supplemental Plan of Distribution” in this pricing supplement. The total underwriting fee and proceeds to issuer in the table above give effect to the actual total underwriting fee. In addition to the underwriting fee, CGMI and its affiliates may profit from hedging activity related to this offering, even if the value of the notes declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

(3) The per note proceeds to issuer indicated above represent the minimum per note proceeds to issuer for any note, assuming the maximum per note underwriting fee. As noted above, the underwriting fee is variable.

Investing in the notes involves risks not associated with an investment in conventional fixed-rate debt securities. See “Risk Factors” beginning on page PS-2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying prospectus supplement and prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus, which can be accessed via the hyperlink below:

Prospectus Supplement and Prospectus each dated May 11, 2021

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Global Markets Holdings Inc.

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes. You should read the risk factors below together with the risk factors included in the accompanying prospectus supplement and in the documents incorporated by reference in the accompanying prospectus, including Citigroup Inc.’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to the business of Citigroup Inc. more generally. We also urge you to consult your investment, legal, tax, accounting and other advisers in connection with your investment in the notes.

•	After the first year, the notes will pay interest at a floating rate that may be as low as 0% on one or more interest payment dates. The rate at which the notes will bear interest during each quarterly interest period after the first year will depend on CMS5 on the interest determination date for that interest period plus 0.15%. As a result, the interest payable on the notes will vary with fluctuations in CMS5, subject to the minimum interest rate of 0% per annum. It is impossible to predict whether CMS5 will rise or fall or the amount of interest payable on the notes. After the first year, you may receive no interest for extended periods of time or even throughout the remaining term of the notes.

•	An investment in the notes may be more risky than an investment in notes with a shorter term. The notes have a term of ten years. By purchasing notes with a longer term, you will bear greater exposure to fluctuations in market interest rates than if you purchased a note with a shorter term. In particular, if the level of CMS5 does not increase from its current level, you may be holding a long-dated security that pays an interest rate that is less than that which would be payable on a conventional fixed-rate, non-callable debt security of ours (guaranteed by Citigroup Inc.) of comparable maturity. In addition, if you tried to sell your notes at such time, the value of your notes in any secondary market transaction would also be adversely affected.

•	The notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc., and any actual or perceived changes to the creditworthiness of either entity may adversely affect the value of the notes. You are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the notes and Citigroup Inc. defaults on its guarantee obligations, your investment would be at risk and you could lose some or all of your investment. As a result, the value of the notes will be affected by changes in the market’s view of the creditworthiness of Citigroup Global Markets Holdings Inc. or Citigroup Inc. Any decline or anticipated decline in the credit ratings of either entity, or any increase or anticipated increase in the credit spreads of either entity, is likely to adversely affect the value of the notes.

•	You will be entitled to receive the full principal amount of your notes, subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc., only if you hold the notes to maturity. Because the value of the notes may fluctuate, if you are able to sell your notes in the secondary market prior to maturity, you may receive less than the stated principal amount.

•	The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. CGMI currently intends to make a secondary market in relation to the notes and to provide an indicative bid price for the notes on a daily basis. Any indicative bid price for the notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the notes can be sold at that price or at all. CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or terminates making a market, there may be no secondary market at all for the notes because it is likely that CGMI will be the only broker-dealer that is willing to buy your notes prior to maturity. Accordingly, an investor must be prepared to hold the notes until maturity.

•	The estimated value of the notes on the pricing date, based on CGMI’s proprietary pricing models and our internal funding rate, is less than the issue price. The difference, if any, is attributable to certain costs associated with selling, structuring and hedging the notes that are included in the issue price. These costs include (i) any selling concessions or other fees paid in connection with the offering of the notes, (ii) hedging and other costs incurred by us and our affiliates in connection with the offering of the notes and (iii) the expected profit (which may be more or less than actual profit) to CGMI or other of our affiliates in connection with hedging our obligations under the notes. These costs adversely affect the economic terms of the notes because, if they were lower, the economic terms of the notes would be more favorable to you. The economic terms of the notes are also likely to be adversely affected by the use of our internal funding rate, rather than our secondary market rate, to price the notes. See “The estimated value of the notes would be lower if it were calculated based on our secondary market rate” below.

•	The estimated value of the notes was determined for us by our affiliate using proprietary pricing models. CGMI derived the estimated value disclosed on the cover page of this pricing supplement from its proprietary pricing models. In doing so, it may have made discretionary judgments about the inputs to its models, such as the volatility of CMS5 and interest rates. CGMI’s views on these inputs and assumptions may differ from your or others’ views, and as an underwriter in this offering, CGMI’s interests may conflict with yours. Both the models and the inputs to the models may prove to be wrong and therefore not an accurate reflection of the value of the notes. Moreover, the estimated value of the notes set forth on the cover page of this pricing supplement may differ from the value that we or our affiliates may determine for the notes for other purposes, including for accounting purposes. You should not invest in the notes because of the estimated value of the notes. Instead, you should be willing to hold the notes to maturity irrespective of the initial estimated value.

PS-2

Citigroup Global Markets Holdings Inc.

•	The estimated value of the notes would be lower if it were calculated based on our secondary market rate. The estimated value of the notes included in this pricing supplement is calculated based on our internal funding rate, which is the rate at which we are willing to borrow funds through the issuance of the notes. Our internal funding rate is generally lower than our secondary market rate, which is the rate that CGMI will use in determining the value of the notes for purposes of any purchases of the notes from you in the secondary market. If the estimated value included in this pricing supplement were based on our secondary market rate, rather than our internal funding rate, it would likely be lower. We determine our internal funding rate based on factors such as the costs associated with the notes, which are generally higher than the costs associated with conventional debt securities, and our liquidity needs and preferences. Our internal funding rate is not the same as the rate at which interest is payable on the notes.

Because there is not an active market for traded instruments referencing our outstanding debt obligations, CGMI determines our secondary market rate based on the market price of traded instruments referencing the debt obligations of Citigroup Inc., our parent company and the guarantor of all payments due on the notes, but subject to adjustments that CGMI makes in its sole discretion. As a result, our secondary market rate is not a market-determined measure of our creditworthiness, but rather reflects the market’s perception of our parent company’s creditworthiness as adjusted for discretionary factors such as CGMI’s preferences with respect to purchasing the notes prior to maturity.

•	The estimated value of the notes is not an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you in the secondary market. Any such secondary market price will fluctuate over the term of the notes based on the market and other factors described in the next risk factor. Moreover, unlike the estimated value included in this pricing supplement, any value of the notes determined for purposes of a secondary market transaction will be based on our secondary market rate, which will likely result in a lower value for the notes than if our internal funding rate were used. In addition, any secondary market price for the notes will be reduced by a bid-ask spread, which may vary depending on the aggregate stated principal amount of the notes to be purchased in the secondary market transaction, and the expected cost of unwinding related hedging transactions. As a result, it is likely that any secondary market price for the notes will be less than the issue price.

•	The value of the notes prior to maturity will fluctuate based on many unpredictable factors. The value of your notes prior to maturity will fluctuate based on the level and volatility of CMS5, interest and yield rates in the market generally, the time remaining to maturity of the notes and our and Citigroup Inc.’s creditworthiness, as reflected in our secondary market rate. Changes in the level of CMS5 may not result in a comparable change in the value of your notes. You should understand that the value of your notes at any time prior to maturity may be significantly less than the issue price.

•	Immediately following issuance, any secondary market bid price provided by CGMI, and the value that will be indicated on any brokerage account statements prepared by CGMI or its affiliates, will reflect a temporary upward adjustment. The amount of this temporary upward adjustment will steadily decline to zero over the temporary adjustment period. See “Valuation of the Notes” in this pricing supplement.

•	Our offering of the notes does not constitute a recommendation to invest in an instrument linked to CMS5. You should not take our offering of the notes as an expression of our views about how CMS5 will perform in the future or as a recommendation to invest in any instrument linked to CMS5, including the notes. As we are part of a global financial institution, our affiliates may, and often do, have positions (including short positions), and may publish research or express opinions, that in each case conflict with an investment in the notes. You should undertake an independent determination of whether an investment in the notes is suitable for you in light of your specific investment objectives, risk tolerance and financial resources.

•	The way CMS5 is calculated may change in the future, which could adversely affect the value of the notes. The publisher of CMS5 may change the method by which it calculates CMS5. Changes in the way CMS5 is calculated could reduce the level of CMS5, which could reduce the amount of one or more interest payments to you and the value of your notes.

•	Hedging and other trading activities by our affiliates may affect the determination of CMS5. CMS rates are determined based on tradable quotes for U.S. dollar fixed-for-floating interest rate swaps of the relevant maturities sourced from electronic trading venues. Our affiliates may engage in trading activities on these electronic trading venues, in order to hedge our obligations under the notes, as part of their general business activities or otherwise. These trading activities could affect the level of CMS5 in a way that has a negative effect on the interest rate payable under the notes. They could also result in substantial returns for our affiliates while the value of the notes declines. In engaging in these trading activities, our affiliates will have no obligation to consider your interests as an investor in the notes.

•	Uncertainty about the future of LIBOR may affect CMS5 in a way that adversely affects the return on and the value of the notes. A CMS rate is a market rate for the fixed leg of a fixed-for-floating interest rate swap, where the floating leg is based on 3-month U.S. dollar LIBOR. As a result, CMS5 is significantly influenced by 3-month U.S. dollar LIBOR and expectations about future levels of 3-month U.S. dollar LIBOR. On March 5, 2021, the U.K. Financial Conduct Authority (the “FCA”), which regulates LIBOR, announced that 3-month U.S. dollar LIBOR will either cease to be provided by any administrator or no longer be representative after June 30, 2023. It is impossible to predict whether and to what extent banks will continue to provide LIBOR submissions to the administrator of LIBOR, whether LIBOR rates will cease to be published or supported before or after June 30, 2023 or whether any additional reforms to LIBOR may be enacted in the United Kingdom or elsewhere. It is also impossible to predict the impact of any LIBOR-related developments on the method of calculation or the values of CMS5. At this time, no consensus exists as to what rate or rates may become accepted alternatives to LIBOR, including for purposes of the interest rate swaps underlying CMS5, and it is impossible to predict the effect of any such alternatives on the value of securities, such as the

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Citigroup Global Markets Holdings Inc.

notes, that are linked to CMS rates.  Any changes to 3-month U.S. dollar LIBOR or the calculation of CMS5, and any uncertainty at what these changes may be, may affect CMS5 in a way that adversely affects your return on and value of the notes.

•	The calculation agent, which is an affiliate of the issuer, will make determinations with respect to the notes. Citibank, N.A., the calculation agent for the notes, is an affiliate of ours. As calculation agent, Citibank, N.A. will determine, among other things, the level of CMS5 and will calculate the related interest rate and payment to you on each interest payment date. Any of these determinations or calculations made by Citibank, N.A. in its capacity as calculation agent, including with respect to the calculation of the level of CMS5 in the event of the unavailability of the level of CMS5 and the selection of a successor CMS5 if CMS5 is discontinued, may adversely affect the amount of one or more interest payments to you.

General Information
Additional information:

The description of the notes in this pricing supplement supplements, and, to the extent inconsistent with, replaces the general terms of the notes set forth in the accompanying prospectus supplement and prospectus. The accompanying prospectus supplement and prospectus contain important disclosures that are not repeated in this pricing supplement.

The notes are senior unsecured debt securities issued by Citigroup Global Markets Holdings Inc. under the senior debt indenture described in the accompanying prospectus supplement and prospectus, the payments on which are fully and unconditionally guaranteed by Citigroup Inc. The notes will constitute part of the senior debt of Citigroup Global Markets Holdings Inc. and will rank equally with all other unsecured and unsubordinated debt of Citigroup Global Markets Holdings Inc. The guarantee of payments due on the notes will constitute part of the senior indebtedness of Citigroup Inc. and will rank on an equal basis with all other unsecured debt of Citigroup Inc. other than subordinated debt.

Business day:	Any day that is not a Saturday or Sunday and that, in New York City, is not a day on which banking institutions are authorized or obligated by law or executive order to close.
Regular record date:	Interest will be payable on each interest payment date to the holders of record of the notes at the close of business on the business day immediately preceding the relevant interest payment date, except that the final interest payment will be made to the persons who hold the notes on the maturity date.
Determination of CMS5:

CMS5 on any date of determination is the rate for U.S. dollar interest rate swaps with a 5-year maturity appearing on Reuters page “ICESWAP1” (or any successor page as determined by the calculation agent) as of 11:00 a.m. (New York City time) on that date of determination.

If, however, a rate for CMS5 is not published on Reuters page “ICESWAP1” (or any successor page as determined by the calculation agent) on that date of determination, then the calculation agent will request mid-market semi-annual swap rate quotations from the principal New York City office of five leading swap dealers in the New York City interbank market (the “reference banks”) at approximately 11:00 am, New York City time, on that day. For this purpose, the mid-market semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. dollar interest rate swap transaction with a 5-year maturity, commencing on that day and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to U.S. dollar LIBOR with a designated maturity of three months. If at least three quotations are provided, the rate for CMS5 for that day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). If fewer than three quotations are provided as requested, a rate for CMS5 will be determined by the calculation agent in good faith and using its reasonable judgment.

CMS5 is calculated by ICE Benchmark Administration Limited based on tradable quotes for U.S. dollar fixed-for-floating interest rate swaps with a 5-year maturity that are sourced from electronic trading venues.

The provisions set forth in this section “—Determination of CMS5” are subject to the discussion in “Discontinuance of CMS5” below.

Discontinuance of CMS5:

If the calculation and publication of CMS5 is permanently canceled, then the calculation agent may identify an alternative rate that it determines, in its sole discretion, represents the same or a substantially similar measure or benchmark as CMS5, and the calculation agent may deem that rate (the “successor CMS rate”) to be CMS5. Upon the selection of any successor CMS rate by the calculation agent pursuant to this paragraph, references in this pricing supplement to the original CMS5 will no longer be deemed to refer to the original CMS5 and will be deemed instead to refer to that successor CMS rate for all purposes. In such event, the calculation agent will make such adjustments, if any, to any level of CMS5 that is used for purposes of the notes as it determines are appropriate in the circumstances. Upon any selection by the calculation agent of

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Citigroup Global Markets Holdings Inc.

a successor CMS rate, the calculation agent will cause notice to be furnished to us and the trustee.

If the calculation and publication of CMS5 is permanently canceled and no successor CMS rate is chosen as described above, then the calculation agent will calculate the level of CMS5 on each subsequent date of determination in good faith and using its reasonable judgment. Such level, as calculated by the calculation agent, will be the relevant rate for CMS5 for all purposes.

Notwithstanding these alternative arrangements, the cancellation of CMS5 may adversely affect interest payments on, and the value of, the notes.

U.S. federal income tax considerations:

In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes should be treated as “variable rate debt instruments” that provide for a single fixed rate followed by a qualified floating rate (“QFR”) for U.S. federal income tax purposes.

Under the Treasury Regulations applicable to variable rate debt instruments, in order to determine the amount of qualified stated interest (“QSI”) and original issue discount (“OID”) in respect of the notes, an equivalent fixed rate debt instrument must be constructed. The equivalent fixed rate debt instrument is constructed in the following manner: (i) first, the initial fixed rate is converted to a QFR that would preserve the fair market value of the notes, and (ii) second, each QFR (including the QFR determined under (i) above) is converted to a fixed rate substitute (which will generally be the value of that QFR as of the issue date of the notes). The rules described under “United States Federal Tax Considerations—Tax Consequences to U.S. Holders—Original Issue Discount” in the accompanying prospectus supplement are then applied to the equivalent fixed rate debt instrument for purposes of calculating the amount of OID on the notes. Under these rules, the notes will generally be treated as providing for QSI at a rate equal to the lowest rate of interest in effect at any time under the equivalent fixed rate debt instrument, and any interest in excess of that rate will generally be treated as part of the stated redemption price at maturity and, therefore, as giving rise to OID. Based on the application of these rules to the notes and current market conditions, the notes should be treated as issued without OID. The remaining discussion is based on this treatment.

Stated interest on the notes will generally be taxable to a U.S. Holder (as defined in the accompanying prospectus supplement) as ordinary interest income at the time it accrues or is received in accordance with the U.S. Holder’s method of tax accounting.

Upon the sale or other taxable disposition of a note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition (other than any amount attributable to accrued interest, which will be treated as a payment of interest) and the U.S. Holder’s tax basis in the note. A U.S. Holder’s tax basis in a note generally will equal the cost of the note to the U.S. Holder. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the note for more than one year at the time of disposition.

Under current law Non-U.S. Holders (as defined in the accompanying prospectus supplement) generally will not be subject to U.S. federal withholding or income tax with respect to interest paid on and amounts received on the sale, exchange or retirement of the notes if they comply with applicable certification requirements. Special rules apply to Non-U.S. Holders whose income on the notes is effectively connected with the conduct of a U.S. trade or business or who are individuals present in the United States for 183 days or more in a taxable year.

You should read the section entitled “United States Federal Tax Considerations” in the accompanying prospectus supplement. The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

You should also consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Fees and selling concessions:

CGMI, an affiliate of Citigroup Global Markets Holdings Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of up to $10 for each note sold in this offering. The actual underwriting fee will be equal to $10 for each note sold by CGMI directly to the public and will otherwise be equal to the selling concession provided to selected dealers, as described in this paragraph. From this underwriting fee, CGMI will pay selected dealers not affiliated with CGMI a variable selling concession of up to $10 for each note they sell.

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Citigroup Global Markets Holdings Inc.

Additionally, it is possible that CGMI and its affiliates may profit from hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors” above and the section “Use of Proceeds and Hedging” in the accompanying prospectus.
Supplemental information regarding plan of distribution; conflicts of interest:

The terms and conditions set forth in the Amended and Restated Global Selling Agency Agreement dated April 7, 2017 among Citigroup Global Markets Holdings Inc., Citigroup Inc. and the agents named therein, including CGMI, govern the sale and purchase of the notes.

The notes will not be listed on any securities exchange.

In order to hedge its obligations under the notes, Citigroup Global Markets Holdings Inc. has entered into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the sections “Risk Factors—The estimated value of the notes on the pricing date, based on CGMI’s proprietary pricing models and our internal funding rate, is less than the issue price,” and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

CGMI is an affiliate of Citigroup Global Markets Holdings Inc. Accordingly, the offering of the notes will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc. Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are not permitted to purchase the notes, either directly or indirectly, without the prior written consent of the client.

See “Plan of Distribution; Conflicts of Interest” in the accompanying prospectus supplement for more information.

Calculation agent:	Citibank, N.A., an affiliate of Citigroup Global Markets Holdings Inc., will serve as calculation agent for the notes. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Global Markets Holdings Inc., Citigroup Inc. and the holders of the notes. Citibank, N.A. is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.
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Citigroup Global Markets Holdings Inc.

Historical Information on CMS5

The following graph shows the published daily rate for CMS5 in the period from January 3, 2011 through September 14, 2021. The historical CMS5 should not be taken as an indication of the future performance of CMS5. Any historical upward or downward trend in CMS5 during any period set forth below is not an indication that CMS5 is more or less likely to increase or decrease at any time during the term of the notes. The rate for CMS5 on September 14, 2021 was 0.873% per annum.

Historical CMS5 January 3, 2011 to September 14, 2021

Valuation of the Notes

CGMI calculated the estimated value of the notes set forth on the cover page of this pricing supplement based on proprietary pricing models. CGMI’s proprietary pricing models generated an estimated value for the notes by estimating the value of a hypothetical package of financial instruments that would replicate the payout on the notes, which consists of a fixed-income bond (the “bond component”) and one or more derivative instruments underlying the economic terms of the notes (the “derivative component”). CGMI calculated the estimated value of the bond component using a discount rate based on our internal funding rate. CGMI calculated the estimated value of the derivative component based on a proprietary derivative-pricing model, which generated a theoretical price for the instruments that constitute the derivative component based on various inputs, including the factors described under “Risk Factors—The value of the notes prior to maturity will fluctuate based on many unpredictable factors” in this pricing supplement, but not including our and Citigroup Inc.’s creditworthiness. These inputs may be market-observable or may be based on assumptions made by CGMI in its discretionary judgment.

For a period of approximately six months following issuance of the notes, the price, if any, at which CGMI would be willing to buy the notes from investors, and the value that will be indicated for the notes on any brokerage account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined. This temporary upward adjustment represents a portion of the hedging profit expected to be realized by CGMI or its affiliates over the term of the notes. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the six-month temporary adjustment period. However, CGMI is not obligated to buy the notes from investors at any time. See “Risk Factors—The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity.”

Certain Selling Restrictions

Prohibition of Sales to EEA Retail Investors

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Citigroup Global Markets Holdings Inc.

The notes may not be offered, sold or otherwise made available to any retail investor in the European Economic Area.  For the purposes of this provision:

(a)	the expression “retail investor” means a person who is one (or more) of the following:

(i)	a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or

(ii)	a customer within the meaning of Directive 2002/92/EC, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii)	not a qualified investor as defined in Directive 2003/71/EC; and

(b)	the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes offered so as to enable an investor to decide to purchase or subscribe the notes.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special products counsel to Citigroup Global Markets Holdings Inc., when the notes offered by this pricing supplement have been executed and issued by Citigroup Global Markets Holdings Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment therefor, such notes and the related guarantee of Citigroup Inc. will be valid and binding obligations of Citigroup Global Markets Holdings Inc. and Citigroup Inc., respectively, enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York, except that such counsel expresses no opinion as to the application of state securities or Blue Sky laws to the notes.

In giving this opinion, Davis Polk & Wardwell LLP has assumed the legal conclusions expressed in the opinions set forth below of Alexia Breuvart, Secretary and General Counsel of Citigroup Global Markets Holdings Inc., and Barbara Politi, Associate General Counsel—Capital Markets of Citigroup Inc. In addition, this opinion is subject to the assumptions set forth in the letter of Davis Polk & Wardwell LLP dated May 11, 2021, which has been filed as an exhibit to a Current Report on Form 8-K filed by Citigroup Inc. on May 11, 2021, that the indenture has been duly authorized, executed and delivered by, and is a valid, binding and enforceable agreement of, the trustee and that none of the terms of the notes nor the issuance and delivery of the notes and the related guarantee, nor the compliance by Citigroup Global Markets Holdings Inc. and Citigroup Inc. with the terms of the notes and the related guarantee respectively, will result in a violation of any provision of any instrument or agreement then binding upon Citigroup Global Markets Holdings Inc. or Citigroup Inc., as applicable, or any restriction imposed by any court or governmental body having jurisdiction over Citigroup Global Markets Holdings Inc. or Citigroup Inc., as applicable.

In the opinion of Alexia Breuvart, Secretary and General Counsel of Citigroup Global Markets Holdings Inc., (i) the terms of the notes offered by this pricing supplement have been duly established under the indenture and the Board of Directors (or a duly authorized committee thereof) of Citigroup Global Markets Holdings Inc. has duly authorized the issuance and sale of such notes and such authorization has not been modified or rescinded; (ii) Citigroup Global Markets Holdings Inc. is validly existing and in good standing under the laws of the State of New York; (iii) the indenture has been duly authorized, executed and delivered by Citigroup Global Markets Holdings Inc.; and (iv) the execution and delivery of such indenture and of the notes offered by this pricing supplement by Citigroup Global Markets Holdings Inc., and the performance by Citigroup Global Markets Holdings Inc. of its obligations thereunder, are within its corporate powers and do not contravene its certificate of incorporation or bylaws or other constitutive documents. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York.

Alexia Breuvart, or other internal attorneys with whom she has consulted, has examined and is familiar with originals, or copies certified or otherwise identified to her satisfaction, of such corporate records of Citigroup Global Markets Holdings Inc., certificates or documents as she has deemed appropriate as a basis for the opinions expressed above. In such examination, she or such persons has assumed the legal capacity of all natural persons, the genuineness of all signatures (other than those of officers of Citigroup Global Markets Holdings Inc.), the authenticity of all documents submitted to her or such persons as originals, the conformity to original documents of all documents submitted to her or such persons as certified or photostatic copies and the authenticity of the originals of such copies.

In the opinion of Barbara Politi, Associate General Counsel—Capital Markets of Citigroup Inc., (i) the Board of Directors (or a duly authorized committee thereof) of Citigroup Inc. has duly authorized the guarantee of such notes by Citigroup Inc. and such authorization has not been modified or rescinded; (ii) Citigroup Inc. is validly existing and in good standing under the laws of the State of Delaware; (iii) the indenture has been duly authorized, executed and delivered by Citigroup Inc.; and (iv) the execution and delivery of such indenture, and the performance by Citigroup Inc. of its obligations thereunder, are within its corporate powers and do not contravene its certificate of incorporation or bylaws or other constitutive documents. This opinion is given as of the date of this pricing supplement and is limited to the General Corporation Law of the State of Delaware.

Barbara Politi, or other internal attorneys with whom she has consulted, has examined and is familiar with originals, or copies certified or otherwise identified to her satisfaction, of such corporate records of Citigroup Inc., certificates or documents as she has deemed appropriate as a basis for the opinions expressed above. In such examination, she or such persons has assumed the legal capacity of all natural persons, the genuineness of all signatures (other than those of officers of Citigroup Inc.), the authenticity of all documents

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Citigroup Global Markets Holdings Inc.

submitted to her or such persons as originals, the conformity to original documents of all documents submitted to her or such persons as certified or photostatic copies and the authenticity of the originals of such copies.

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